Rule 424(b)(2)
Registration No. 333-60474

PRICING SUPPLEMENT NO. 157/A dated September 30, 2004

to Prospectus Supplement dated June 14, 2001

and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series G

Due Nine Months or More From the Date of Issue

CUSIP No.:	52517PXM8

ISIN:	US52517PXM84

Specified Currency:	US Dollars

Principal Amount:	US$5,000,000.00

	Total	Per Note
Issue Price:	US$5,000,000.00	100%
Agent’s Commission:	US$0.00	0%
Proceeds to Lehman Brothers Holdings:	US$5,000,000.00	100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $95,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent’s Commission specified above).

Agent:	Lehman Brothers Inc.

Agent’s Capacity:	[ ] As agent	[X ] As principal (See
“Underwriting” below.)

Trade Date:	September 30, 2004

Original Issue Date:	October 25, 2004

Stated Maturity Date:

October 25, 2017, subject to “Optional Redemption” below; provided that if such day is not a business day, then such day will be the following business day unless such day falls in the following month in which case it will be the preceding business day.

Amortizing Note:	[ ] Yes	[X ] No

Amortization Schedule:	Not applicable

[ ] Fixed Rate Note

[X] Floating Rate Note	[ ] CD Rate
[ ] Commercial Paper Rate
[ ] Federal Funds Rate
[ ] LIBOR Telerate
[ ] LIBOR Reuters
[ ] Treasury Rate: Constant Maturity [ ] Yes [ ] No
[ ] Prime Rate
[ ] J.J. Kenny Rate
[ ] Eleventh District Cost of Funds Rate
[ X] Other: See “Interest Rate Per Annum” below

Interest Rate per Annum:	From the Original Issue Date through October 24, 2005, 11.00%.

For each interest period from October 25, 2005 until the Stated Maturity Date, the greater of:
·	• 0%, or
·	• 20 times the 30-Year CMS Rate for such interest period minus the 10-Year CMS Rate for such interest period.

30-Year CMS Rate:

The rate in effect for each interest period will be the rate that appears on Reuters page ISDA FIX1 under the heading “30YR” at 11:00 a.m., New York city time on the Interest Determination Date for that interest period.  If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

10-Year CMS Rate:

The rate in effect for each interest period will be the rate that appears on Reuters page ISDA FIX1 under the heading “10YR” at 11:00 a.m., New York city time on the Interest Determination Date for that interest period.  If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate.

“USD-CMS-Reference Banks” on any Interest Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on such Interest Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

“Reference Banks” means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

“Designated Maturity” means 30 years or 10 years, as the case may be.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Interest Determination Date:		5 business days prior to the applicable Interest Reset Date.

Interest Reset Date:	Each Interest Payment Date.

Interest Payment Dates:

Each January 25, April 25, July 25 and October 25, commencing on January 25, 2005, subject to Optional Redemption; provided that if such day is not a business day, then such day will be the following business day unless such day falls in the following month in which case it will be the preceding business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Computation:		Interest will be computed on the basis that there are 30 days in each month and 360 days in each year.

“Accrue to Pay”:	[ ] Yes	[X ] No

Interest Rate Calculation Agent:		Citibank, N.A.

Optional Redemption:

The Notes may be redeemed prior to Stated Maturity at the option of Lehman Brothers Holdings in whole or in part at a redemption price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on January 25, 2005.  Notice of redemption will be given not less than five business days prior to the redemption date.

Optional Repayment:	Not applicable.

Extension of Maturity:	Not applicable.

Form of Note:	[X ] Book-entry only (global) [ ] Certificated

Depositary:	The Depository Trust Company

Authorized Denominations:	$1,000 or any larger whole multiple

Issuer Rating:	Long-term senior unsecured debt of Lehman Brothers Holdings is currently rated A by Standard & Poor’s, A1 by Moody’s Investors Service and A+ by Fitch IBCA.

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes.  See “Risk Factors” generally in the Prospectus Supplement.  Investors should consider the risk that the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate may be equal to or less than zero on one or more Interest Determination Dates, in which event no interest will accrue for the entire related quarterly interest period. During the period from January 28, 2000 through September 11, 2000 the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate was, at times, less than zero.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the interest provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 10-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments.  The value of the 30-Year CMS Rate and the 10-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.  The following table, showing the historical level of the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate in effect for the Interest Payment Dates listed below, illustrates the variability of that rate:

Historical Levels of the 30-Year CMS Rate Minus the 10-Year CMS Rate

Interest Payment Date	Difference	Interest Payment Date	Difference
January 25, 1994	0.9744	April 26, 1999	0.26436
April 25, 1994	0.4547	July 26, 1999	0.12702
July 25, 1994	0.4857	October 25, 1999	0.15542
October 25, 1994	0.3552	January 25, 2000	0.07809
January 25, 1995	0.1674	April 25, 2000	—0.01746
April 25, 1995	0.4013	July 25, 2000	—0.05722
July 25, 1995	0.4679	October 25, 2000	0.06605
October 25, 1995	0.3459	January 25, 2001	0.25511
January 25, 1996	0.4121	April 25, 2001	0.42579
April 25, 1996	0.2425	July 25, 2001	0.33976
July 25, 1996	0.1959	October 25, 2001	0.60067
October 25, 1996	0.304	January 25, 2002	0.35667
January 27, 1997	0.2628	April 25, 2002	0.45617
April 25, 1997	0.1741	July 25, 2002	0.78821
July 25, 1997	0.21145	October 25, 2002	0.80858
October 27, 1997	0.20896	January 27, 2003	0.84299
January 26, 1998	0.18167	April 25, 2003	0.8224
April 27, 1998	0.16208	July 25, 2003	0.8248
July 27, 1998	0.11957	October 27, 2003	0.74573
October 26, 1998	0.40765	January 26, 2004	0.78673
January 25, 1999	0.34893	April 26, 2004	0.65785

The historical experience of the 30-Year CMS Rate minus the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 10-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and the 10-Year CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated (including 0% in the event the 10-Year CMS Rate equals or exceeds the 30-Year CMS Rate). In addition, historical interest rates are not necessarily indicative of future interest rates.  Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule.  Under such characterization, holders of the Notes will accrue original issue discount based on the “comparable yield” of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes.  In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.25%, compounded quarterly.   Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued.  Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest.  Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder’s total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule.  For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes.  The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above.  A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes.  Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Certain Other United States Federal Income Tax Consequences

 A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under “United States Federal Income Tax Consequences—Debt Securities” in the Prospectus.  Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under “United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—United States Holders” has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under “United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Estate Tax” and “United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—Non-United States Holders.”

Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

•         any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under “United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax,” without regard to the certification requirements of the fourth bullet point; and

•         interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under “United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax.”

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase, the principal amount of the Notes.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

•         it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

•         it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

•         it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.

Lehman Brothers Holdings Inc.

By:           /s/  Paolo Tonucci

Name:   Paolo Tonucci

Title:        Authorized Officer